BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2004 NOV 18 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

10 November 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

04046187

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

dlw 11/22

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 November 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hrs Wednesday 10 November 2004

BAA announces October traffic figures

BAA's seven UK airports handled a total of 12.5 million passengers in October, an increase of 5.2% over the same month last year and close to the growth achieved in September.

All BAA's airports recorded growth in October, with Southampton growing by 16.6% to take its passenger total to over 1.5 million for the last twelve months. Elsewhere, traffic at Gatwick, Stansted and Glasgow airports rose around 8%, with European scheduled traffic the main growth sector. At Heathrow, where passenger numbers rose 2.1%, recent British Airways capacity cuts had a slight impact on growth.

Among the key markets European scheduled traffic increased 6.8%, again buoyed by the growth of low cost services. North Atlantic traffic rose 5.0% and other long haul routes saw a collective increase of 9.8%. Domestic traffic was 2.4% higher while the 0.3% drop in European charter traffic represented an improvement on the significant losses recorded over the summer months.

In total, BAA's airports recorded an increase of 3.0% in air transport flights during the month while the long run of strong cargo growth continued into October with an overall increase of 9.1% in tonnage and a 12.7% tonnage gain at Heathrow.

For further information on BAA plc see www.baa.com

Enquiries: **Duncan Bonfield, BAA plc** **Tel: + 44 (0)20 7932 6831**

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

Market Comparison: October 2004

Market	*BAA Total Oct 03 (000s)*	*BAA Total Oct 04 (000s)*	*% Change*
Domestic	2,307	2,362	2.4
Eire	560	581	3.8
European Scheduled	4,601	4,914	6.8
European Charter*	1,242	1,238	-0.3
North Atlantic	1,538	1,614	5.0
Other Long Haul	1,587	1,742	9.8
Total	**11,834**	**12,453**	**5.2**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

BAA Traffic Summary : October 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Oct 04	% Change**	12 months to Oct 04	% Change***
Heathrow	5,756.4	2.1	41,600.5	6.8	66,919.7	6.5
Gatwick	2,816.3	8.1	21,401.3	5.4	31,145.0	4.7
Stansted	1,906.4	8.0	13,319.7	11.4	20,771.1	14.2
London Area Total	**10,479.1**	**4.7**	**76,321.5**	7.2	**118,835.8**	**7.3**
Southampton	141.2	16.6	985.5	16.9	1,515.4	34.5
Glasgow	858.3	8.4	5,885.3	6.3	8,496.5	5.0
Edinburgh	728.4	7.1	5,080.4	7.5	7,934.3	7.0
Aberdeen	245.5	4.7	1,660.4	4.8	2,607.7	3.1
Scottish Total	**1,832.2**	**7.4**	**12,626.1**	6.6	**19,038.5**	**5.5**
BAA Total	**12,452.5**	**5.2**	**89,933.1**	7.2	**139,389.7**	**7.3**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Oct 04	% Change**	12 months to Oct 04	% Change***
Heathrow	40,217	1.2	279,321	3.1	469,144	2.8
Gatwick	21,567	5.0	154,565	3.7	239,782	1.8
Stansted	15,610	1.8	108,553	3.8	177,187	4.1
London Area Total	**77,394**	**2.3**	**542,439**	3.4	**886,113**	**2.8**
Southampton	3,392	12.9	22,910	9.4	37,005	17.4
Glasgow	8,502	6.8	58,897	5.3	91,908	3.5
Edinburgh	9,678	3.0	67,879	7.1	112,219	6.3
Aberdeen	7,020	0.9	49,526	4.0	81,010	2.6
Scottish Total	**25,200**	**3.7**	**176,302**	5.6	**285,137**	**4.3**
BAA Total	**105,986**	**3.0**	**741,651**	4.1	**1,208,255**	**3.6**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Oct 04	% Change**	12 months to Oct 04	% Change***
Heathrow	123,581	12.7	785,058	12.1	1,312,785	7.6
Gatwick	18,458	-9.2	123,165	-4.7	217,398	-3.7
Stansted	20,943	7.5	132,788	15.3	225,867	15.2
London Area Total	**162,982**	**9.0**	**1,041,011**	10.2	**1,756,050**	**6.9**
Southampton	25	0.0	172	-15.7	285	-18.1
Glasgow	864	66.8	5,661	45.8	7,573	52.2
Edinburgh	2,489	3.3	15,890	4.7	26,612	8.5
Aberdeen	327	0.6	2,231	3.2	3,606	2.7
Scottish Total	**3,680**	**13.2**	**23,782**	12.0	**37,791**	**14.4**
BAA Total	**166,687**	**9.1**	**1,064,965**	10.2	**1,794,126**	**7.1**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of October 2003

** compared to the seven months April to October 2003

*** compared to the twelve months to October 2003